Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated December 19, 2022 Rule 424(b)(2)

JPMorgan Chase Financial Company LLC

$75,000,000

Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate due January 22, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are designed for investors who seek (a) periodic interest payments that (i) for the Initial Interest Periods, are fixed at 6.00% per annum, and (ii) for each Interest Period (other than the Initial Interest Periods) are linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate as determined on each Determination Date, plus 0.35%, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum with respect to the remaining Interest Periods (months 7 to 13), and (b) the return of their principal amount at maturity.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods beginning on and including the Original Issue Date of the notes and ending on but excluding June 21, 2023
Initial Interest Rate:	6.00% per annum. For the avoidance of doubt, the Initial Interest Rate is applicable for only the first six months of the term of the notes.
Interest Periods:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on March 21, 2023, June 21, 2023, September 21, 2023, December 21, 2023 and the Maturity Date (each, an “Interest Payment Date”), subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Initial Interest Period, a rate per annum equal to the Initial Interest Rate, and, notwithstanding anything to the contrary in the accompanying product supplement, with respect to each Interest Period thereafter, a rate per annum equal to the Reference Rate, as determined on the applicable Determination Date, plus 0.35% (the “Spread”), provided that this rate will not be less than the Minimum Interest Rate
Minimum Interest Rate:	0.00% per annum
Reference Rate:	2-Year U.S. Dollar SOFR ICE Swap Rate (the “ICE Swap Rate”) determined as set forth under “What Is the 2-Year U.S. Dollar SOFR ICE Swap Rate?” in this pricing supplement
Determination Date:	For each Interest Period after the Initial Interest Periods, two U.S. Government Securities Business Days immediately prior to the beginning of the applicable Interest Period
U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities
Pricing Date:	December 19, 2022
Original Issue Date:	December 21, 2022, subject to the Business Day Convention (Settlement Date)
Maturity Date:	January 22, 2024, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	Actual/360
CUSIP:	48133PBT9

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$1	$999
Total	$75,000,000	$75,000	$74,925,000
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $1.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the performance of the Reference Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to the Reference Rate plus the Spread, provided that this rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TAX TREATMENT — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to the Initial Interest Periods, your notes will pay a rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the Reference Rate plus the Spread of 0.35%, provided that this rate will not be less than the Minimum Interest Rate. If the Interest Rate for an Interest Period after the Initial Interest Periods is equal to the Minimum Interest Rate, which will occur if the Reference Rate on the applicable Determination Date is less than or equal to -0.35% per annum, no interest will be payable with respect to that Interest Period. Accordingly, if the Reference Rate on the Determination Dates for some or all of the Interest Periods after the Initial Interest Periods is less than or equal to -0.35% per annum, you may not receive any interest payments for an extended period over the term of the notes.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON THE REFERENCE Rate — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the Reference Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the Reference Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the

JPMorgan Structured Investments —	PS- 1
Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate

Reference Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the Reference Rate may be partially offset by other factors. We cannot predict the factors that may cause the Reference Rate, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to increase or decrease. A decrease in the Reference Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period (after the Initial Interest Periods).
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the Reference Rate, provided that this rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, if the relevant rate for U.S. dollar swaps does not appear on the applicable Bloomberg page at the applicable time on a Determination Date or if the calculation agent determines on or prior to a Determination Date that the relevant rate for U.S. dollar swaps has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Reference Rate will be determined by the alternative procedures set forth under “What Is the 2-Year U.S. Dollar SOFR ICE Swap Rate?” in this pricing supplement, which may adversely affect the applicable Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods) and the return on, value of and market for the notes.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be

JPMorgan Structured Investments —	PS- 2
Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate

affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Reference Rate, on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	the actual and expected volatility of the Reference Rate;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the Reference Rate

•	THE Reference Rate will be affected by a number of factors — The amount of interest payable on the notes (after the Initial Interest Periods) will initially depend on the ICE Swap Rate. The ICE Swap Rate will depend on a number of factors, including, but not limited to:

•                     supply and demand for overnight U.S. Treasury repurchase agreements;

•                     sentiment regarding underlying strength in the U.S. and global economies;

•                     expectations regarding the level of price inflation;

•                     sentiment regarding credit quality in the U.S. and global credit markets;

•                     central bank policy regarding interest rates;

•                     inflation and expectations concerning inflation;

•                     performance of capital markets; and

•	any statements from public government officials regarding the cessation of the Reference Rate and/or SOFR.

These and other factors may have a negative effect on the performance of the Reference Rate, on the payment of interest on the notes and on the value of the notes in the secondary market.

•	The Reference Rate may be volatile — The Reference Rate is subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:

•                     sentiment regarding underlying strength in the U.S. and global economies;

•                     expectations regarding the level of price inflation;

•                     sentiment regarding credit quality in U.S. and global credit markets;

•                     central bank policy regarding interest rates; and

•                     performance of capital markets.

•	THE REFERENCE RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate.
•	THE REFERENCE RATE AND SOFR HAVE LIMITED HISTORIES AND FUTURE PERFORMANCE CANNOT BE PREDICTED BASED ON HISTORICAL PERFORMANCE — The publication of the U.S. Dollar SOFR ICE Swap Rate began in November 2021, and, therefore, has a limited history. IBA launched the U.S. Dollar SOFR ICE Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the U.S. Dollar LIBOR ICE Swap Rate will have no bearing on the performance of SOFR or the Reference Rate.

In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history.  The future performance of the Reference Rate and SOFR cannot be predicted based on the limited historical performance.  The levels of Reference Rate and SOFR during the term of the notes may bear little or no relation to the historical actual or historical indicative data.  Prior observed patterns, if any, in the behavior of market variables and their relation to Reference Rate and SOFR, such as correlations, may change in the future.  While some pre-publication historical data for SOFR has been released by the Federal Reserve Bank of New York (“FRBNY”), production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations.

No future performance of the Reference Rate or SOFR may be inferred from any of the historical actual or historical indicative SOFR data.  Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of Reference Rate or SOFR.  Changes in the levels of SOFR will affect the Reference Rate and, therefore, the return on the notes and the trading price of the

JPMorgan Structured Investments —	PS- 3
Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate

notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the Reference Rate or SOFR will be positive.

•	ANY FAILURE OF SOFR TO GAIN MARKET ACCEPTANCE COULD ADVERSELY AFFECT THE NOTES — According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks than competing replacement rates for LIBOR that reflect bank-specific credit risk. This may mean that market participants would not consider SOFR a suitable substitute, replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the Reference Rate, the return on and value of the notes and the price at which investors can sell the notes in the secondary market.

•	THE ADMINISTRATOR OF SOFR MAY MAKE CHANGES THAT COULD ADVERSELY AFFECT THE LEVEL OF SOFR OR DISCONTINUE SOFR AND HAS NO OBLIGATION TO CONSIDER YOUR INTEREST IN DOING SO — SOFR is a relatively new rate, and FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the Reference Rate and may adversely affect any payment on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. In that case, the method by which the Reference Rate is calculated will change, which could reduce the Reference Rate and may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes.
•	THE REFERENCE RATE MAY BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION OR, IF IT IS DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE RATE —If no relevant rate appears on the Bloomberg Screen USISSO02 Page on a relevant day at approximately 11:00 a.m., New York City time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the Reference Rate for that relevant day in its sole discretion. Notwithstanding the foregoing, if the calculation agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use as the Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the definitions of business day, Determination Dates, Business Day Convention, Interest Accrual Convention, Day Count Convention and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

Any of the foregoing determinations or actions by the calculation agent could result in adverse consequences to Reference Rate during the term of the notes and the applicable Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes.

JPMorgan Structured Investments —	PS- 4
Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate

Hypothetical Interest Rate for an Interest Period (Other Than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of the Reference Rate and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical Reference Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual Reference Rate or interest payment applicable to a purchaser of the notes.

Hypothetical Reference Rate	Hypothetical Interest Rate for Months 7 to 13*
9.00%	9.35%
8.00%	8.35%
7.00%	7.35%
6.00%	6.35%
5.00%	5.35%
4.00%	4.35%
3.00%	3.35%
2.00%	2.35%
1.00%	1.35%
0.00%	0.35%
-0.35%	0.00%*
-1.00%	0.00%*
-2.00%	0.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum with respect to months 7 to 13.

Hypothetical Examples of Interest Rate Calculation for an Interest Period (Other Than an Initial Interest Period)

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that that the Day Count Fraction for the applicable Interest Period is equal to 30/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, with respect to a particular Interest Period, the Reference Rate is 3.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 3.35% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × (3.00% + 0.35%) × (90/360) = $8.375

Example 2: After the Initial Interest Periods, with respect to a particular Interest Period, the Reference Rate is -2.00% on the applicable Determination Date. Because the Reference Rate of -2.00% plus 0.35% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum and no interest payment is made.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 5
Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate

What is the 2-Year U.S. Dollar SOFR ICE Swap Rate?

The ICE Swap Rate is a “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a 2-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 360 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 360 days), is exchangeable for a floating payment stream based on SOFR (as defined below) (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 360 basis. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. For more information about SOFR, see “Annex A — SOFR” in this pricing supplement.

With respect to any day, the Reference Rate refers to the rate for U.S. dollar swaps with a Designated Maturity of 2 years, referencing the Secured Overnight Financing Rate (“SOFR”) (compounded in arrears for twelve months using standard market conventions), that appears on the Bloomberg Screen USISSO02 Page at approximately 11:00 a.m., New York City time, on that day, as determined by the calculation agent, provided that, if no such rate appears on the Bloomberg Screen USISSO02 Page on that day at approximately 11:00 a.m., New York City time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the Reference Rate for that day in its sole discretion.

“Bloomberg Screen USISSO02 Page” means the display designated as the Bloomberg screen “USISSO02” or such other page as may replace the Bloomberg screen “USISSO02” on that service or such other service or services as may be nominated for the purpose of displaying rates for U.S. dollar swaps referencing SOFR by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR in the event IBA or its successor no longer does so.

Notwithstanding the foregoing paragraph:

(i)  If the calculation agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use as the Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate; and

(ii) If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the definitions of business day, Determination Dates, Business Day Convention, Interest Accrual Convention, Day Count Convention and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

JPMS, one of our affiliates, will act as the calculation agent for the notes. We may appoint a different calculation agent, including ourselves or another affiliate of ours, from time to time after the date of this pricing supplement without your consent and without notifying you. See “General Terms of Notes — Calculation Agent” in the accompanying product supplement.

JPMorgan Structured Investments —	PS- 6
Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate

Historical Information

The following graph sets forth the historical weekly performance of the Reference Rate from November 19, 2021 (the first Friday on which the Reference Rate were published by Bloomberg Professional® service (“Bloomberg”)) through December 16, 2022. The Reference Rate on December 19, 2022 was 4.262%. We obtained the levels of the Reference Rate above and below from Bloomberg, without independent verification.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Rate on any Determination Date. There can be no assurance that the performance of the Reference Rate will result in an Interest Rate for any Interest Period (after the Initial Interest Periods) that is greater than the Minimum Interest Rate. You should note that publication of the U.S. Dollar SOFR ICE Swap Rate began on November 8, 2021, and it therefore has a limited history.

Material U.S. Federal Income Tax Consequences

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Notes Treated as Variable Rate Debt Instruments,” in the accompanying product supplement no. 1-II. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Based on market conditions as of the issue date of the notes, we will determine whether the notes are treated for U.S. federal income tax purposes (1) as providing for a single qualified floating rate (“QFR”) or (2) as providing for a single fixed rate followed by a QFR.

If the initial fixed rate on the notes is within 0.25% of the Reference Rate plus the Spread as of the issue date of the notes, the notes will be treated as providing for a single QFR. In that case, the notes will not be treated as issued with original issue discount (“OID”) and interest paid on the notes will be treated as qualified stated interest (“QSI”).

However, if the initial fixed rate on the notes is not within 0.25% of the Reference Rate plus the Spread as of the issue date of the notes, the notes will be treated as providing for a single fixed rate followed by a QFR. In that case, under Treasury regulations applicable to variable rate debt instruments, the notes may be treated as issued with OID. In that case, in order to determine the amount of QSI and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). The rules described under “— Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Qualified Stated Interest and Original Issue Discount” in the accompanying product supplement are then applied for purposes of calculating the amount of OID on the notes. Under these rules, the notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID.

QSI on the notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. If the notes are issued with OID, you will be required to include the OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the notes are not issued with OID, all stated interest on the notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues

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Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate

or is received in accordance with your method of tax accounting. If the amount of interest you receive on your notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

Information regarding the determination of QSI and the amount of OID, if any, on the notes may be obtained by contacting a member of the J.P. Morgan Structured Investments team at (800) 576-3529.

Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid QSI) and your tax basis in the notes, which will generally equal the amount you paid to acquire the notes, increased by the amount of OID (if any) previously included in income by you with respect to the notes and reduced by any payments other than QSI received by you with respect to the notes. This gain or loss will generally be long-term capital gain or loss if you have held the notes for more than one year. The deductibility of capital losses is subject to limitation.

The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee.  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

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Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate

Annex A — SOFR

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

FRBNY currently publishes SOFR daily on its website. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

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Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate